# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: EHang Holdings Limited, CIK 0001759783
CUSIP: 26853E102
Title of class of securities: Class A ordinary shares
Address of issuer's principal executive offices: EHang Technology Park No. 29 Bishan Blvd, Floor 11, Building One, Huangpu District, Guangzhou, China (F4), 510700
Date of event which requires filing of this statement: 09/30/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001941040-24-000158
Filed by CIK 0001950607

## Reporting persons
- Axim Planning & Wealth: type of reporting person: investment adviser (IA); citizenship or place of organization: Ohio (OH); sole voting power 213,920; shared voting power 0; sole dispositive power 9,156,216; shared dispositive power 0; aggregate amount beneficially owned 9,156,216 (7.2% of the class)
  Comment: CUSIP Number 26853E102 has been assigned to the American depository shares ("ADSs") of the Issuer, which are quoted on The Nasdaq Global Market under the symbol "EH." Each ADS represents two Class A ordinary shares of the Issuer. No CUSIP has been assigned to the Issuer's Class A ordinary shares.

## Item 1. Issuer
Name of issuer: EHang Holdings Limited
Address of issuer's principal executive offices: Floor 11, Building One, EHang Technology Park, No. 29 Bishan Blvd., Huangpu District, Guangzhou, Guangdong Province, 510700, China

## Item 2. Person Filing
Name of person filing: Axim Planning & Wealth
Address of principal business office or, if none, residence: Sycamore Creek Drive, Springboro, OH 45066
Citizenship: Ohio

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 9156216.00
Percent of class: 7.2%
Sole power to vote or to direct the vote: 213920
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 9156216.00
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Axim Planning & Wealth: Giselle Casella, Chief Compliance Officer (11/18/2024)